Prudential World Fund, Inc.
For the period ended October 31, 2005
File number 811-3981


SUB-ITEM 77D


STRATEGIC PARTNERS INTERNATIONAL VALUE FUND

A SERIES OF

PRUDENTIAL WORLD FUND, INC.

Supplement dated September 15, 2005 to the
Prospectus dated February 24, 2005


This supplement sets forth the changes to the Prudential
World Fund, Inc.
(the "Trust") Prospectus dated February 24, 2005 as it pertains to Strategic
Partners International Value Fund (the "Fund").

The following is added to footnote 5 to the table captioned "Annual Fund Operating Expenses" under the heading "Fees and Expenses" on page 5 of the Fund's
Prospectus:


5    Prudential Investments LLC agreed, effective August
1, 2005, to reduce the Fund's management fee rate
 whereby the management fee, as a percentage of the Fund's average daily net assets, is as follows: 1.00 % to $300 million, 0.95% of the next $700 million, and 0.90% on $1 billion and over. Had this reduced management fee rate been in effect during the Fund's fiscal year ended October 31, 2004, the management fee paid by the Fund would have been 0.98% of average annual net assets and total annual Fund operating expenses would have been 1.36% of average annual net assets.

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